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NEWS RELEASE

GALEN HOLDINGS PLC

INNOVATIVE ESTROGEN THERAPY, FEMRING (TM), LAUNCHES IN U.S. MARKET

Only vaginal estrogen product indicated to relieve both vaginal symptoms and hot flushes in menopausal women in the U.S.

Craigavon, Northern Ireland, UK/Rockaway, New Jersey, US, 16 June 2003 - Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), today announced the availability of Femring (TM) in the United States, the only vaginally delivered estrogen therapy to provide dual symptom control, treating both the vaginal (dryness, painful intercourse) and vasomotor (hot flushes, night sweats) symptoms of menopause. Femring offers today's active, youthful woman an easy-to-use, effective choice in hormone therapy.

Approved by the U.S. Food and Drug Administration (FDA) in March 2003, Femring is a flexible, self-inserted ring which delivers estrogen at a steady and consistent rate during the three-month dosing period. It offers women an innovative, convenient solution they only need to think about four times a year, as opposed to once-daily pill dosing and weekly applications of patch therapies.

"Femring's effectiveness in treating both hot flushes and vaginal symptoms is a novel advancement in the estrogen therapy market," said Dr. Susan Ballagh, Assistant Professor of the Department of Obstetrics and Gynecology at Eastern Virginia Medical School. "As women get older, they want to remain physically and sexually active, and they don't want to be slowed down by hot flushes and vaginal dryness." The physical and sexual effects of menopause are an important public health consideration, as more women than ever before approach menopause. It is estimated that in the next decade, as many as 52 million women in the U.S. will be age 50 or older.

Dr. Ballagh also was a lead investigator in the RING Trial, the largest-ever study looking at symptoms of menopause and patient acceptability of vaginal ring technology. The study, which was commissioned by Warner Chilcott, Inc. and will be released this month, involved more than 6,000 women. Data collected from almost 5,000 women between the ages of 45-60 (a sub-set of study participants) showed that 50 percent of menopausal women suffering from hot flushes also reported experiencing vaginal dryness and/or painful intercourse. These results reinforce the importance of providing relief from both hot flushes and vaginal symptoms and validate the use of ring technology to deliver estrogen.

For many patients, like 49-year-old San Diego resident Anita Smith, the combination of hot flushes and vaginal dryness can take a toll on intimate relationships and everyday life. "When I began to experience hot flushes and vaginal symptoms, my symptoms put a lot of stress on my life and on my relationship with my husband. It became impossible to sleep through the night, and my husband and I became frustrated with the vaginal dryness I was experiencing and the pain it caused during intercourse." Once Anita tried Femring (TM), "it made a huge difference, improving both my hot flushes and vaginal dryness. It was easy to use, and neither my husband nor I could feel it."

Physicians also believe the availability of the first ring approved to treat both the vaginal and vasomotor symptoms of menopause provides women with a much needed treatment option. According to Dr. Arthur Haney, Chairman, Department of Obstetrics and Gynecology, University of Chicago, "My patients are interested in convenience, discreteness and efficacy. Femring, dosed just four times a year, provides an excellent solution to the physical and vaginal symptoms menopausal women experience."

Marketed by Warner Chilcott, the Femring™ brand will be supported by a national DTC advertising campaign to be launched in Q3/Q4 2003.

Roger Boissonneault, Chief Executive Officer, Galen, said: "Galen is committed to being a partner for women at all stages of life. We are pleased to announce the availability of Femring to help improve the lives of the millions of women entering menopause."

About Menopause

Menopause is a natural biological process associated with hormonal, physical and emotional changes in a woman's life that mark the end of her childbearing years. Menopause is clinically defined as the point at which a woman has not had a menstrual period for 12 months and has not been ill, pregnant, breastfeeding or using a medication that might cause menstruation to cease unnaturally. The majority of women enter menopause between the ages of 45 and 54, with most women entering menopause between the ages of 50 and 51. Some women, however, experience menopause much earlier or even later. Menopause also may be induced as a result of surgery that removes both ovaries, with or without a hysterectomy (removal of the uterus), as well as by chemotherapy or pelvic radiation therapy for cancer.

Women experience menopause in highly individual ways. Although about 75 percent of women report some troublesome symptoms during menopause, the severity and frequency of symptoms varies widely from woman to woman. Some women experience few symptoms (or none at all), while others experience persistent symptoms that may be uncomfortable, disruptive and difficult to manage. There are a number of treatment options available to address the symptoms of menopause.

About Femring™

Femring™ , a flexible, self-inserted ring, is the only vaginal estrogen product proven effective in the treatment of hot flushes and vaginal symptoms. A single Femring™ delivers estrogen at a steady and consistent rate during the three-month dosing period, offering women both dual symptom relief and convenient dosing. Femring is available in two prescription strengths, 0.05 mg/day and 0.1 mg/day. Femring does not contain progestin.

Estrogens with or without progestins should not be used for the prevention of cardiovascular disease. Estrogens have been reported to increase the risk of endometrial carcinoma. The most frequently reported adverse events in clinical trials for Femring were headache, intermenstrual bleeding, vaginal candidiasis, back pain, breast tenderness, back pain and abdominal distension. Estrogens should not be used in individuals with any of the following conditions: undiagnosed abnormal genital bleeding; known, suspected or history of cancer of the breast; known or suspected estrogen-dependent neoplasia; active deep vein thrombosis, pulmonary embolism or a history of these conditions; active or recent arterial thromboembolic disease. Femring™ should not be used in patients with known hypersensitivity to any of its compounds, or known or suspected pregnancy.

Femring therapy is indicated in the treatment of moderate to severe vasomotor symptoms and vulvar and vaginal atrophy associated with menopause. When prescribing solely for the treatment of vulvar and vaginal atrophy, other vaginal products should be considered.

Galen is an international pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, US. The Galen group of companies develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the group's sales and marketing divisions in the UK, Ireland and the US.

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Contacts:

Galen Holdings PLC

David Kelly, Sr. Vice President, Finance and Planning Tel: 001 973 442 3200

44 (0) 283 833 4974

Financial enquiries:

Financial Dynamics

Sophie Pender-Cudlip / Francetta Carr Tel: 44 (0) 207 831 3113

Product enquiries:

Biosector 2

Heidi Lorman Tel: 001 212 414 5639

For further information on Galen, please visit www.galenplc.com

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Editor's note: For full prescribing information, please contact Heidi Lorman at 212.414.5639 and request a fax and/or e-mail version of the product insert (PI).